

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 5, 2021

Jonathan M. Pertchik
Chief Executive Officer
TravelCenters of America Inc. /MD/
24601 Center Ridge Road
Westlake, Ohio 44145

> **Re: TravelCenters of America Inc.**
> **Registration Statement on Form S-3**
> **Filed February 26, 2021**
> **File No. 333-253662**

Dear Mr. Pertchik:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services